SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of

1934

For the fiscal year ended December 31, 2015

OR

[_] Transition Report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.

3800 Howard Hughes Parkway

Las Vegas, NV 89169

REQUIRED INFORMATION

I. Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2015 and 2014

(with Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Benefits Committee
Consumer Portfolio Services, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ HASKELL & WHITE LLP

Irvine, California

June 28, 2016

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
Investments, at fair value (Notes 2, 3 and 4):
Interest bearing cash	$39,464	$111,834
Guaranteed interest account	3,993,112	4,049,421
Registered investment companies	15,642,210	14,443,311
Consumer Portfolio Services, Inc. common stock	3,026,196	4,120,400
Total investments, at fair value	22,700,982	22,724,966

Notes receivable from participants	1,107,066	1,076,512
Net assets available for benefits, at fair value	23,808,048	23,801,478

Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	(288,411)	(516,049)
Net assets available for benefits	$23,519,637	$23,285,429

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:
Contributions:
Employees	$1,541,504	$1,261,048
Employer (Note 1)	838,155	642,744
Employee's individual rollover	13,390	7,135
Total contributions	2,393,049	1,910,927

Investments (Notes 2, 3 and 4):
Interest on interest bearing cash	146	108
Interest at contract value on guaranteed interest account	115,939	104,963
Net (depreciation) appreciation in fair value of pooled separate accounts	–	(85,180)
Net (depreciation) appreciation in fair value of registered investment companies	(672,847)	643,457
Realized gain on sale of CPS, Inc. common stock	4,702	252,293
Unrealized (loss) on CPS, Inc. common stock	(1,212,904)	(1,363,438)
Dividends from registered investment companies	730,616	448,949
Investment expenses	(109,217)	(34,290)
Total investments	(1,143,565)	(33,138)

Interest on notes receivable from participants	46,311	34,360
Total additions	1,295,795	1,912,149

Deductions from net assets attributed to:

Benefits paid to participants	(1,024,773)	(834,975)
Administrative fees	(36,814)	(55,680)
Total deductions	(1,061,587)	(890,655)
Net increase in net assets available for benefits	234,208	1,021,494

Net assets available for benefits:
Beginning of year	23,285,429	22,263,935
End of year	$23,519,637	$23,285,429

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the “Plan Sponsor” or “CPS, Inc.”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. During 2012, the Plan was amended to allow for automatic enrollment with automatic deferral contributions of 3% of eligible compensation of employees eligible to participate in the Plan, unless otherwise elected by such employees. During 2015, the Plan was amended to change the minimum participant loan amount to $1,000 and to provide for a renegotiation of participant loan terms once during the life of a loan.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the “Plan Administrator”) of the Plan Sponsor. The Plan Administrator consults with the benefits committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

The Plan is operated under an agreement which requires that MassMutual Retirement Services (MassMutual), as custodian and record-keeper, hold and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Contributions

Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 100% of their annual compensation, after required deductions, such as those required by the Federal Insurance Contributions Act. Contributions are subject to certain limitations as defined in the Plan agreement, as well as a maximum of $18,000 and $17,500 for the years ended December 31, 2015 and 2014, respectively, under the Internal Revenue Code (“IRC“) of 1986. Catch-up contributions (within the meaning of Section 414(v) of the IRC) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $6,000 and $5,500 for 2015 and 2014, respectively. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of the Plan (continued)

(c)	Contributions (continued)

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $1,500. As of January 1, 2011, the Plan Sponsor suspended its discretionary match contribution, which was subsequently reinstated as of June 1, 2014. Discretionary cash matching contributions were $838,155 and $642,744 for the years ended December 31, 2015 and 2014, respectively.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts. Such borrowings and repayments are treated as transfers from and to, respectively, the participant’s investment funds. Borrowings are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence.

Notes receivable from participants are payable through payroll deductions in installments of principal plus interest at rates between 4.25% and 6.00%, with final payments due between January 2016 and July 2029.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of the Plan (continued)

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy. Benefits are recorded when paid.

(i)	Forfeited Accounts

In accordance with the Plan agreement, forfeitures attributable to matching contributions must be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2015 and 2014, forfeited accounts totaled $22,228 and $38,892 respectively.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Subsequent Events

The Plan Administrator evaluated subsequent events through June 28, 2016 the date the financial statements were available to be issued.

(c)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of pooled separate accounts and registered investment companies are valued at the net fair value of the underlying assets at year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

In accordance with Generally Accepted Accounting Principles (“GAAP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. In the event that the underlying agreements in the Plan’s

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(2)	Significant Accounting Policies (continued)

(c)	Investments (continued)

investments in fully benefit-responsive investment contracts are fully or partially terminated, participants will receive the liquidation value instead of the contract value. The Plan Administrator does not anticipate the full or partial termination of such agreements in the foreseeable future. As required by GAAP, the statements of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from a fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

(e)	Administrative Expenses

The Plan and the Plan Sponsor share plan expenses. Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2015 and 2014, $112,981 and $37,040, respectively, in Plan investment and administrative expenses were paid through the use of forfeitures.

(f)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis. Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(3)	Investments (continued)

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these assets based on their GAAP designated levels:

	As of December 31, 2015
	Total	Level 1	Level 2	Level 3

Registered investment companies	$15,642,210	$15,642,210	$–	$–
Guaranteed interest account	3,993,112	–	–	3,993,112
CPS, Inc. common stock	3,026,196	3,026,196	–	–
Interest bearing cash	39,464	39,464	–	–
Total	$22,700,982	$18,707,870	$–	$3,993,112

	As of December 31, 2014
	Total	Level 1	Level 2	Level 3

Registered investment companies	$14,443,311	$14,443,311	$–	$–
Guaranteed interest account	4,049,421	–	–	4,049,421
CPS, Inc. common stock	4,120,400	4,120,400	–	–
Interest bearing cash	111,834	111,834	–	–
Total	$22,724,966	$18,675,545	$–	$4,049,421

Registered investment companies were valued at their daily closing price. The fair value of the guaranteed interest account was determined based on the liquidation value calculated using an actuarial formula as defined under the terms of the contracts. The aforementioned actuarial formula takes into consideration the following factors: (i) the interest rate being earned by investments underlying the guaranteed interest account determined without regard to capital gains and losses, (ii) the assumed interest rate obtainable by MassMutual on new investments, and (iii) the asset flows of an investment with coupons and maturity characteristics based upon the rates defined under the terms of the contracts.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(3)	Investments (continued)

A reconciliation of the guaranteed interest account for the years ended December 31, 2015 and 2014 is as follows:

Balance, December 31, 2013	$3,902,793
Purchases	17,897,295
Sales	(18,036,413)
Adjustment from contract value to fair value	243,721
Interest	104,963
Fees	(62,938)

Balance, December 31, 2014	4,049,421
Purchases	571,615
Sales	(399,335)
Adjustment from contract value to fair value	(227,638)
Interest	115,939
Fees	(116,890)

Balance, December 31, 2015	$3,993,112

Management may also be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. During the years ended December 31, 2015 and 2014, no other financial assets were measured at fair value on a non-recurring basis.

Because management did not elect the fair value option for any non-financial assets or liabilities, there were no other assets or liabilities that were measured at fair value during the years ended December 31, 2015 and 2014.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(3)	Investments (continued)

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for plan benefits as of December 31:

	2015	2014
Investment:
CPS, Inc. Common Stock	$3,026,196	$4,120,400
Guaranteed Interest Account	3,993,112	4,049,421
Vanguard 500 Index Fund	3,277,571	3,309,791
Select Growth Opportunities (Sands/JSP)	1,542,079	1,425,790
Vanguard Balance Index Fund	1,279,165	1,117,291
American Funds Balance Fund	1,540,469	*
Other investments individually less than 5%	8,042,390	8,702,273
	$22,700,982	$22,724,966

*  Investment did not constitute five percent or more for the applicable year

The average yield for the guaranteed interest account was 2.88% and 2.64% for the years ended December 31, 2015 and 2014, respectively.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, pooled separate accounts, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements.

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. As described in Note 1, the Plan has been amended since receiving the determination letter, including the adoption of the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. The IRS has determined and notified MassMutual Life Insurance Company by a letter dated May 11, 2009 that the form of the prototype plan is acceptable under section 401 of the Code for use by employers for the benefit of their employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(6)	Party-in-interest

Certain Plan investments are managed by MassMutual. MassMutual is the custodian of these assets and provides record keeping services to the Plan and; therefore, these transactions qualify as permitted party-in-interest transactions. The Plan Sponsor offers its common stock as an investment option and performs administrative functions at no cost. These are also considered permitted party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500

The information contained in the financial statements does not agree to the information contained in the Form 5500 as of and for the years ended December 31, 2015 and 2014. The differences are due to adjustments from fair value to contract value in the financial statements.

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	As of December 31,
	2015	2014
Value of Guaranteed Interest Accounts per the financial statements	$3,993,112	$4,049,421
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(288,411)	(516,049)
Value of Guaranteed Investment Accounts per the Form 5500	$3,704,701	$3,533,372

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015

Plan # 001 – EIN # 32-0021607

(a)	(b) Identity of issuer, borrower, lessor or similar party	( c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	( e) Current value
*	MassMutual	Guaranteed Interest Account	$3,993,112	$3,993,112
*	Vanguard	Vanguard 500 Index Fund	3,157,314	3,277,571
*	Consumer Portfolio Services Stock	Outside Fund	–	3,026,196
*	MassMutual Select	Select Growth (Sands/JSP)	1,657,809	1,542,079
*	American Funds	American Funds Balance Fund	1,608,729	1,540,469
*	Vanguard	Vanguard Balance Index Fund	1,264,975	1,279,165
*	American Funds	American Funds AMCAP	1,101,963	1,020,871
*	American Funds	MF-1799	1,021,376	942,584
*	Dimensional Fund Advisors	MF-CJZ	932,372	879,417
*	American Funds	MF-2403	865,796	849,480
*	Vanguard	MF-1060	795,726	767,314
*	Vanguard	MF-2070	749,787	739,039
*	Vanguard	MF-1059	445,714	436,852
*	Dimensional Fund Advisors	MF-2417	428,956	418,437
*	Vanguard	MF-1061	436,155	417,219
*	Vanguard	MF-324	362,541	346,676
*	MassMutual Premier	MF-S2	359,042	298,806
*	TIAA-CREF	MF-2418	303,928	261,511
*	BlackRock	MF-1711	292,801	258,049
*	Vanguard	MF-2087	200,048	190,409
*	Vanguard	MF-2065	184,340	176,261
*	State Street STIF Cash	Outside Fund	–	39,464
*	MassMutual Premier	Holding Account - MF - G	–	1
			20,162,484	22,700,982

*	Participant Loans	4.25% - 6.00%	–	1,107,066
			$20,162,484	$23,808,048

*	Denotes investment with party-in-interest

See accompanying report of independent registered public accounting firm.

12

II. Exhibits:

Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Consumer Portfolio Services, Inc. 401(k) Plan

June 28, 2016	By: /s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Member, Benefits Committee

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